GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

RECEIVED
2005 DEC 28 A 9:31
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

8 December 2005

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

05013524

Dear Sirs, New GKN PLC SUPPL

GKN plc – Holding(s) in Company

For your information I enclose a copy of today's announcement.

Yours faithfully,

S. De Ritter

Sandie De Ritter

Enc

PROCESSED
DEC 30 2005
THOMSON
FINANCIAL

12/30

NOTIFICATION OF MAJOR INTERESTS IN SHARES
All relevant boxes should be completed in block capital letters.

1. Name of *listed company* GKN PLC	**2.** Name of shareholder with a major interest FRANKLIN RESOURCES INC.
3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that *person's* spouse or children under the age of 18 SHAREHOLDER NAMED IN 2.	**4.** Name of the registered holder(s) and, if more than one holder, the number of *shares* held by each of them Bank of New York – 585,990 JP Morgan/Chase – 64,955,013 Citibank – 926,736 Clydesdale Bank plc – 2,533,630 Euroclear – 93,690 HSBC Bank plc – 890,666 Mellon Bank – 3,287,201 Merrill Lynch Intl Ltd – 2,121,840 Northern Trust Company – 1,326,462 Royal Trust Corp of Canada – 7,635,507 State Street Nominees Limited – 7,700,033

5. Number of *shares*/amount of stock acquired N/A	**6.** Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage) N/A	**7.** Number of *shares*/amount of stock disposed NOT KNOWN	**8.** Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage) NOT KNOWN
9. *Class* of *security* ORDINARY SHARES OF 50P EACH		**10.** Date of transaction NOT KNOWN	**11.** Date *listed company* informed 8TH DECEMBER 2005

12. Total holding following this notification 92,056,768	**13.** Total percentage holding of issued *class* following this notification (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage) 12.87%
14. Any additional information DECREASE IN NOTIFIABLE INTEREST PREVIOUSLY DISCLOSED AT 13% LEVEL	**15.** Name of contact and telephone number for queries CHRISTOPHER WINTERS – 01527 533383
16. Name and signature of duly authorised officer of the *listed company* responsible for making this Notification CHRISTOPHER WINTERS SENIOR SECRETARIAL ASSISTANT Date of notification : 8TH DECEMBER 2005	

GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

12 December 2005

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Dear Sirs,

GKN plc – Trading Update

For your information I enclose a copy of today's announcement.

Yours faithfully,

S. De Ritter

Sandie De Ritter

Enc

Regulatory Announcement

Company	GKN PLC
TIDM	GKN
Headline	Trading Statement
Released	07:00 12-Dec-05

GKN plc - Trading Update 12 December, 2005

After eleven months trading, the Group continues to make steady progress and is on track to achieve the expected Trading outcome for 2005.

Automotive demand in the second half has been somewhat lower than expected although Driveline's customer and model mix has limited its exposure to the sharp volume declines seen on some large North American SUVs. Aerospace demand has remained strong. After a strong start to the year, OffHighway markets have weakened slightly in the second half.

High raw material and energy prices continue to impact performance and steel surcharges, which had fallen in the first half, increased slightly thereafter.

The restructuring programmes continue to run to plan with charges for the year expected to fall within the range previously indicated. Powder Metallurgy has continued to improve productivity enabling us to extend the previously announced plant consolidation programme to further accelerate recovery. This will result in asset write-downs of around £25m in 2005 and a similar level of additional restructuring costs being charged in 2006. A move of production to low cost regions is also expected to lead to further asset write-downs and impairment charges of some £20m in 2005 in other automotive businesses.

The Group's Preliminary Results announcement will be on 28th February, 2006.

For further information

GKN Corporate Communications

+44 (0)20 7463 2354

END